Accountants' Consent

The Board of Directors

Creo Inc.

We consent to the use of our report dated November 12, 2002, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-32200) on Form S-8 of Creo Inc.

/s/ KPMG, LLP

KPMG, LLP
Chartered Accountants

Vancouver, Canada
November 12, 2002